Exhibit 99.5

Crescent Capital VI, L.L.C.

11624 SE Fifth Street, Suite 200

Bellevue, Washington  98005

(Tel) 425-586-7700

(Fax) 425-688-0500

July 27, 2007

Board of Directors

Cowlitz Bancorporation

927 Commerce Avenue

Longview, WA  98632

Attention:                                         Phillip S. Rowley, Chairman of the Board
Richard J. Fitzpatrick, President and Chief Executive Officer

Dear Mr. Rowley and Mr. Fitzpatrick:

Crescent Capital VI, L.L.C. (“Crescent”) wishes to present to the Board of Directors of Cowlitz Bancorporation (“Cowlitz” or the “Company”) an offer to purchase for cash all of the outstanding shares of common stock of Cowlitz for $15.00 per share (the “Transaction”).  This price represents more than a 21% premium to Cowlitz’ closing stock price on July 27, 2007 of $12.38. In light of Cowlitz’ recent earnings and stock performance, we believe that your shareholders will find this all cash proposal compelling and that it offers full and fair value to Cowlitz’ shareholders..

Crescent has expressions of interest to fund the Transaction from sophisticated financial investors.  Crescent is prepared to make an additional substantial investment that, together with investments from the investors identified by Crescent, plus existing investment of Crescent, and trust preferred securities, finance 100% of the Transaction.  We are confident that the funds necessary to close the transaction will be committed within a short time frame.

We are prepared to move quickly toward the negotiation and enter into a mutually acceptable definitive agreement with you.

As we have discussed with you in previous meetings, Crescent is fully committed to the high level of community involvement and personal service that community banks provide, and Cowlitz’ customers and communities will receive a high level of service after the Transaction is completed.  We expect to continue to operate all of Cowlitz’ branch banks and we value Cowlitz employees because of their important personal relationships with Cowlitz’ depositors and borrowers.  Crescent has every intention of operating Cowlitz using sound business practices, and to broaden the services that Cowlitz provides to depositors and borrowers throughout the communities in which it does business.

We have expended substantial effort in analyzing Cowlitz’ publicly available information, including the most recent earnings report, in developing our offer of $15.00 per share. Once we have the opportunity to conduct due diligence of nonpublic information and to negotiate with representatives of Cowlitz, we can confirm the value we ascribe to your company.  To that end, we would be prepared to enter into an appropriate confidentiality agreement.

We believe that the Transaction is in the best interest of all constituencies involved, including most notably, Cowlitz’ shareholders.  Specifically, we believe this transaction and the implementation of our business plan will bring significant benefits, including:

•                  Providing a full and fair price, which reflects a premium of more than 21% to Cowlitz’ July 27, 2007 closing stock price of $12.38.

•                  Adding to the management team by bringing in individuals with years of banking experience, and a long-time commitment to the Pacific Northwest region, with many of us having lived and worked here for all, or significant portions, of our lives;

•                  Enhancing operating efficiencies to allow Cowlitz to build its capital base for the protection of depositors and greater capacity for borrowers;

•                  Expanding product offerings to provide additional benefits to customers in the operation of their businesses;

•                  Expanding geographic areas of business to allow for greater diversity of customers and a greater geographic diversity in Cowlitz’ market area

•                  Reducing risk in Cowlitz’ loan portfolio and reducing economic risk created by localized economic setbacks; and

•                  Broadening the product offerings for lending in community development and low income housing

Such enhancements should improve earnings and capital, provide opportunities for growth in Cowlitz’ market area and improve the quality of life for local community members.

With our management team, Crescent brings a number of complementary skills as well as financial and operational strengths to the Transaction.

•                  Extensive “Big Bank” and “Community Bank” Experience: Crescent Capital’s Steven Wasson, who following the Transaction would become the CEO of Cowlitz, has 30 years of experience in banking, including senior and executive management positions. Most recently Mr. Wasson was Executive Vice President and Manager of Business Banking for U.S.Bank and he has held positions in operations, audit, credit approval, residential lending, agricultural lending, commercial real estate lending, construction lending, small and large business lending in regional banks, and chief credit officer and chief administrative officer of a community bank.  During this time in the industry, he created controls to monitor bank performance, marketing efforts to expand and grow lines of business, reduced exposure to businesses and collateral types undergoing severe market conditions, and improved efficiencies to reduce expenses while improving customer service with customer focused service quality initiatives.

•                  The remainder of the Crescent team has similarly impressive experience with large and small businesses and with community banks.  Additionally, a targeted group of highly skilled individuals have been identified to join the Company post-Transaction to help implement the operating plan going forward.  All of these individuals currently live and work in the Pacific Northwest, including communities where Cowlitz today has banking offices.

We are prepared to move quickly:

•                  Within 60 days of entering into a confidentiality agreement, Crescent and its investors will

•                  Conduct and complete final due diligence; and

•                  Negotiate a definitive Transaction agreement

•                  Closing of a definitive Transaction agreement would be subject only to required regulatory approvals and other provisions typical for a transaction of this nature.

•                  Crescent would work with Cowlitz to gain the support of Cowlitz shareholders, with an expectation of strong positive responses from all constituencies.

•                  We are confident that the Transaction we propose would receive timely regulatory approvals, and meet any guidelines established by state and federal regulators.

•                  We understand that consummation of the proposed Transaction will require approval of Cowlitz’ shareholders, and we are prepared to assist you in those efforts.

Pursuant to the rules and regulations of the Securities Exchange Act of 1934, as amended, and as a result of this letter, Crescent will be amending its Schedule 13D filing with the Securities and Exchange Commission. Following the filing of the amended Schedule 13D, we anticipate that you may receive inquires from Cowlitz’ shareholders or other members of the public regarding the Transaction or Crescent.  Please feel free to direct any such inquiries to the following individuals at Crescent Capital VI, LLC:
Jeff Gow (425-586-7700) or Steven Wasson (503-432-8437).

Please note that this proposal is a non-binding statement of intent only, and is subject to the satisfactory completion of due diligence, customary approvals and legal documentation. The rights and obligations of the parties shall only be as set forth in the executed definitive agreements.

We think that you and the other members of Cowlitz’ Board will agree that this proposal offers a unique and timely opportunity for Cowlitz’ shareholders to realize full value for their shares in a transaction that has minimal execution risk.  We request the favor of a formal response to this proposal within a reasonable period of time, which enables us to update our members on our progress.  We look forward to hearing from you and welcome the opportunity for further discussion.

Sincerely,

Crescent Capital VI, L.L.C.

Jeffery D. Gow

Managing Director